David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1

January 25, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. (the “Company”) Amendment No. 10 to Registration Statement on Form S-1 File No. 333-177463

 Dear Mr. McTiernan:

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 10 to the Form S-1 adding the Company’s name to the prospectus cover sheet.

* * *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 10. Concurrently herewith, the Company is filing a request for acceleration which contains the additional acknowledgements requested by the Staff.

Please direct questions regarding this letter to the undersigned at 310-789-1290.

Very truly yours,

/s/ David L. Ficksman

David L. Ficksman

DLF:tms

cc:	Jorge Bonilla (SEC) Jonathan Wiggins (SEC) Folake Avoola, Esq. (SEC) Nathaniel T. Bradley Constantine Potamianos, Esq.